Santiago, November 25, 2025

Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact. Board agreement to postpone the Extraordinary Shareholders' Meeting.

Mrs President,

In accordance with Articles 9 and 10 of Law No. 18,045, it is hereby announced that, in its ordinary session held today, the Board of Directors of Banco Santander-Chile resolved to postpone the extraordinary shareholders' meeting scheduled for December 10, 2025. The purpose of this meeting was to address the offer from Getnet Payments, S.L. to Banco Santander-Chile and Santander Asesorías Financieras Limitada for the purchase of 49.99% of the shares of the subsidiary Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., and its terms. This postponement will allow the external evaluators of the transaction to update their reports with the subsidiary's 2025 results and projections, in order to determine whether any adjustments to the terms of the offer are necessary.

The new date will be announced in due course, taking into account the deadlines established by current regulations.

Sincerely,

Andrés Trautmann Buc
CEO
Banco Santander Chile